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                        AMENDMENT TO EMPLOYMENT AGREEMENT

                  This Amendment to Employment Agreement is entered into as of the 18th day of May, 2000, between THE DIME SAVINGS BANK OF NEW YORK, FSB (the "Bank"), a federal stock savings bank having its principal executive offices at 589 Fifth Avenue, New York, New York 10017, and Carlos R. Munoz (the "Officer").

         A. The parties hereto have previously entered into an Employment Agreement dated as of January 30, 1998 (the "Employment Agreement").

         B. The Employment Agreement is currently a Covered Arrangement under the Umbrella Trust Agreement among Dime Bancorp, Inc., The Dime Savings Bank of New York, FSB and HSBC Bank USA, as Trustee with respect to the Covered Arrangements of The Dime Savings Bank of New York, FSB and Related Entities (the "Umbrella Trust").

         C. The Bank and the Officer are desirous of amending the Employment Agreement to reflect the greater authority of the Committee under the Umbrella Trust in interpreting the provisions of the Employment Agreement, to clarify that any severance benefits provided under the Employment Agreement are in lieu of benefits provided under any other severance program maintained by the Bank or Dime Bancorp, Inc., and to provide for additional non-change in control severance benefits.

         D. The following provision is added to the end of the Employment
Agreement:

                  "Notwithstanding anything to the contrary contained herein, the Committee under the Umbrella Trust Agreement among Dime Bancorp, Inc., The Dime Savings Bank of New York, FSB


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         and HSBC Bank USA, as Trustee with respect to the Covered Arrangements of The Dime Savings Bank of New York, FSB and Related Entities (the "Umbrella Trust" and the "Umbrella Trust Committee") and the trustee of the Umbrella Trust (the "Trustee") shall have the authority to interpret, on behalf of the Bank (and as applicable, the Company), the provisions of this Employment Agreement to the extent that interpretive authority is provided to the Umbrella Trust Committee and/or the Trustee, as applicable, under the Umbrella Trust. The decisions of the Umbrella Trust Committee, the Trustee and their delegatee(s) shall govern the Bank's interpretation of this Employment Agreement and any amendments thereto, notwithstanding any authority otherwise provided to another individual, group of individuals or entity herein, including, but not limited to, the authority to determine the eligibility for, amount, form and timing of payments hereunder, and the calculation of 'excess parachute payments' and the underlying elements used in their determination under Code Section 280G.

         The severance benefits specified in Section 8 and Section 11 hereof shall be in lieu of any severance pay or other severance benefit that the Bank or the Company may provide to terminated employees pursuant to any prior letters to, or agreements with, you (whether from or with the Company, the Bank or any of their subsidiaries or affiliates) and policies of the Bank or the Company that may at that time be in effect (unless the only severance benefits to which the Officer is entitled are those severance benefits provided under such policies)."

         E. Subsection 8(c) of the Employment Agreement, and all references thereto, are relabelled as Subsection 8(d), and a new subsection (c) shall be added to Section 8 of the Employment Agreement following subsection 8(b) as follows:

                  "(c) In the event of the termination of the Officer's employment under this Agreement by the Bank, other than a termination for cause (as defined in Section 8(b)), during the Initial Severance Period (as hereinafter defined), the Bank shall pay the Officer, in lieu of the continued salary payments provided for in clause (1) of the second sentence of Section 8(a) above, severance benefits under this
         Section 8(c), but only if the severance benefits provided for under clauses (i) and (ii) of the second sentence of this Section 8(c) are greater than the sum of the salary continuation


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         benefits provided for under such clause (1) of the second sentence of
         Section 8(a). The severance benefits provided under this Section 8(c) shall be paid as a lump sum equal to (i) the total amount of salary payments that would be paid to the Officer if the Officer were continued to be paid the Officer's annual salary in effect immediately prior to the Effective Date of Termination until the end of the Term in effect on the Effective Date of Termination, plus (ii) the sum of (A) the target incentive bonus for the calendar year of the Effective Date of Termination determined as if the Officer had continued employment with the Bank through the end of such year, and (B) for each subsequent year of the Term in effect on the Effective Date of Termination, an amount equal to the target incentive bonus for the calendar year of the Effective Date of Termination, with the amount calculated with respect to the last calendar year of the Term pro- rated to reflect an amount related to the portion of the year up to the last day of the Term. If severance benefits are paid pursuant to this Section 8(c) in lieu of the payments provided under clause (1) of the second sentence of
         Section 8(a), the Officer (and, as applicable, the Officer's spouse and dependents) shall remain entitled to continuation of welfare benefits under clause (2) of the second sentence of Section 8(a), except that such benefits shall continue for the remainder of the Term in effect on the Effective Date of Termination. In the event of a termination of the Officer's employment by the Bank upon or after a Change in Control during the Initial Severance Period, the provisions of Section 11 shall apply in lieu of the preceding provisions of this Section 8(c). For purposes of this Section 8(c), the term 'Initial Severance Period' shall mean the period commencing on May 18, 2000 and ending on March 1, 2003 or such later date as the Bank may specify in writing."

                                             THE DIME SAVINGS BANK OF NEW
                                             YORK, FSB



                                             By:
                                                --------------------------------
                                             Name:
                                             Title:



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                                             -----------------------------------
                                                         Carlos R. Munoz


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